                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          SUN COAST INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   866670 20 1
                                 --------------
                                 (CUSIP Number)

     Bruce H. Hallett, 717 N. Harwood, Suite 1400, Dallas, Texas 75201;
                               (214) 922-4120
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                January 8, 1997
   ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO. 866670-20-1                                      PAGE 2  OF 3 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              James M. Hoak, Jr.
                                 ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


                                      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                     U.S.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                 438,200
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                  0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                 438,200
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                    0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   438,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                    10.94%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


                                      IN
--------------------------------------------------------------------------------


                     SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 866670-20-1                                                Page 3 of 3


         This Amendment No. 3 (the "Amendment"), amends the Statement on
Schedule 13D, dated as of July 6, 1992, and as amended to date (the "Statement"), previously filed by James M. Hoak, Jr. relating to his ownership of shares (the "Shares") of Common Stock, $.01 par value, of Sun Coast Industries, Inc., a Delaware corporation (the "Company").

ITEM 4.  PURPOSE OF TRANSACTION.

         On January 8, 1997, Mr. Hoak acquired an additional 50,000 shares of the Company's common stock for an aggregate purchase price of $125,000. The funds used to acquire these shares came from available cash on hand.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Hoak beneficially owns 438,200 shares of the Company's common stock which is 10.0% of the outstanding shares of the Company's common stock.

         (b) Mr. Hoak has sole voting and investment power of the 438,200 shares described in (a) above.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



January 23, 1997                           /s/ James M. Hoak, Jr.
                                           ----------------------------
                                                 James M. Hoak, Jr.